Exhibit 99.1

TOYO Co., Ltd Announces Consummation of Business Combination and Debut on Nasdaq

Ordinary Shares of TOYO Co., Ltd to Trade on Nasdaq under the Ticker Symbol “TOYO”

NEW YORK, NY, July 2, 2024 – TOYO Co., Ltd (“TOYO” or the “Company”), a solar solution company, and Blue World Acquisition Corporation (“Blue World”) (NASDAQ: BWAQ) today announced the completion of the previously announced business combination (the “Business Combination”) between Vietnam Sunergy Cell Company Limited, a wholly-owned subsidiary of TOYO, and Blue World. The listed company following the Business Combination is TOYO Co., Ltd. The ordinary shares of TOYO are expected to commence trading on the Nasdaq on July 2, 2024, under the ticker symbol “TOYO.” The warrants of TOYO are expected to commence trading on the OTC Markets.

The announcement of the completion of the Business Combination comes after Blue World’s shareholders voted to approve the transaction on May 28, 2024, and all remaining closing conditions were met. The complete official results of the vote are included in a current report on Form 8-K filed by Blue World on May 28, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

Mr. Junsei Ryu, the Chief Executive Officer and Director of TOYO, commented: “We feel fortunate to embark on a new journey becoming a U.S.-listed company through the Business Combination with Blue World. We are committed to powering the world with green and clean energy and showcasing our quality products and services on a larger global stage.”

Mr. Liang Shi, the Chief Executive Officer of Blue World, shared: “We are very pleased to announce the successful completion of the Business Combination with TOYO, an advanced solar cell manufacturer experiencing rapid growth. We believe TOYO will uphold its commitment to becoming a reliable provider of comprehensive solar solutions globally. The upcoming Nasdaq listing will serve as a catalyst, significantly enhancing TOYO’s international reach by strengthening its brand with potential U.S. customers and unlocking broader access to capital.”

Advisors

Cooley LLP acted as U.S. legal advisor to TOYO. Robinson & Cole LLP acted as U.S. legal advisor to Blue World. Beyond Capital acted as financial advisor to TOYO.

About TOYO

TOYO is a solar solution company and is committed to becoming a reliable full service solar solutions provider in the global market, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well positioned to produce high quality solar cells at a competitive scale and cost.

About Blue World

Blue World Acquisition Corporation is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed to effect a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding the expected growth of TOYO, TOYO’s ability to source and retain talent, and the cash position of TOYO following closing of the Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the final prospectus relating to the proposed Business Combination, and other documents filed by TOYO from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to recognize the anticipated benefits of the Business Combination, costs related to the transaction, the risk that the transaction disrupts current plans and operations as a result of the consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this press release. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.

IR@toyosolar

Crocker Coulson

Email: crocker.coulson@aummedia.org

Tel: (646) 652-7185

For Blue World Acquisition Corporation

Liang (Simon) Shi

Chairman and Chief Executive Officer

Email: liang.shi@zeninpartners.com

Tel: (646) 998-9582